Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Reports First Quarter 2026 Unaudited Financial Results

-	Demonstrated the resilience of our high-quality client franchise despite a softer macro environment.

-	Amber revealed the underlying operating system, introducing A-MM: an agent-native liquidity operations system.

-	Oct C4AI day: A key milestone to sharing the Amber Agents architecture and a fuller picture of the operating core.

Singapore, May 28, 2026 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a global leading digital wealth management platform, today announced First Quarter 2026 Unaudited Financial Results.

Management Commentary

Michael Wu, Chairman and Chief Executive Officer of Amber International, commented: “The first quarter of 2026 reflected a softer digital asset market environment, with industry trading volumes and asset prices declining further from already subdued levels. Our results moved with the cycle. What remained unchanged is the depth and durability of our core institutional and high-net-worth client relationships. In connection with our regulatory licensing process, we made a deliberate decision to streamline certain long-tail accounts, concentrating resources on higher-value, regulated relationships. During the quarter, we launched A-MM, the first flagship component of our A-Suite agent-native operating systems, marking an important step in extending our capabilities from the distribution layer into the operating infrastructure layer. We also introduced our Crypto for AI (C4AI) vision, positioning crypto as the financial infrastructure for the emerging agent economy. Our inaugural C4AI Investor Day is planned for October this year.”

Vicky Wang, President of Amber Premium, said: “Q1 once again demonstrated the resilience of our high-quality client franchise despite a softer macro environment. While Execution and Payment Solutions activity moderated in line with the market cycle, our primary recurring revenue engine — Wealth Management Solutions — continued to perform steadily. Our core institutional and high-net-worth relationships remained intact, with Assets on Platform per active client holding stable at approximately US$1.2 million. In connection with our preparation for upcoming regulatory licensing, we proactively streamlined a portion of lower-value retail accounts. This was a deliberate portfolio optimization rather than client attrition, and the overall client assets on platform were still inline with the market trend without material impact. Our focus remains on serving these institutional clients and partners more efficiently, while extending that capability to a broader institutional base.”

First Quarter 2026 Highlights

●	Total Revenue: US$10.0 million in Q1 2026. It was US$14.5 million in Q1 2025 and US$16.3 million in Q4 2025.

●	Wealth Management Solutions Revenue: US$4.3 million in Q1 2026, representing 74.8% of Amber Premium segment revenue. It was US$5.9 million last quarter, 56.2% of Amber Premium segment revenue, and US$9.9 million in Q1 2025, contributing 74.1% of Amber Premium segment revenue.

●	Gross Profit: US$6.8 million in Q1 2026 at a gross margin of 67.7%. It amounted to US$12.1 million last quarter with a gross margin of 74.2%, and US$10.9 million with a gross margin of 75.5% in Q1 2025.

●	Non-GAAP Adjusted EBITDA from continuing operations: US$3.2 million loss in Q1 2026, versus US$50 thousand and US$1.6 million in Q4 2025 and Q1 2025, respectively.

●	Client Assets on Platform[1]: Stood at approximately US$1.0 billion as of March 31, 2026. Client Assets per Active Client[2] reached approximately US$1.2 million as of March 31, 2026, reflecting the Company’s differentiated client profile.

●	Cumulative KYC'ed Users[3]: the Company had 4,401 cumulative KYC’ed users as of March 31, 2026, representing a modest 5.5% decline compared to March 31, 2025. During the first quarter of 2026, we streamlined certain client accounts in connection with our Virtual Asset Service Provider (VASP) license application in Hong Kong and other regions. This can also enhance alignment with the updated regulatory requirements and strengthen our competitiveness, global suitability and compliance standards, positioning Amber Premium for sustainable growth.

Business Developments and Strategic Updates

The first quarter of 2026 reflected continued execution of the long-term strategy Amber has pursued since its founding. Amber was established on the conviction that crypto and artificial intelligence would converge to redefine the future of finance. This quarter’s developments represent the natural progression of that thesis.

Building on Amber Premium’s established position as a proven distribution layer — characterized by deep institutional and high-net-worth client relationships, a strong regulatory foundation, and consistent profitability — the Company is extending into the operating infrastructure layer beneath it. This evolution aims to create a more scalable, efficient, and intelligent platform capable of supporting the emerging agent economy. Rather than a departure from its origins, this represents a deliberate next step in Amber’s development: moving from competing at the interface level to building the foundational operating systems that power agent-driven financial services.

Two developments anchored the quarter:

●	A-MM launch. At the end of March 2026, the Company launched A-MM (Agentic Market Making), the first flagship component of its A-Suite agent-native operating systems. A-MM is an agent-native liquidity operations system and designated market-making infrastructure platform designed for token projects. It unifies execution workflows, infrastructure, and transparency into a single, agent-orchestrated layer, supported by real-time performance and risk reporting. A-MM is designed to work alongside traditional market makers rather than replace them, with the goal of improving efficiency, transparency, and scalability. The soft launch generated strong early interest from token projects, and the Company expects A-MM to begin contributing meaningful revenue from the second quarter of 2026 onward. A-MM marks the first concrete step in transitioning from a distribution-focused platform to a full-stack, agent-native organization.

●	Crypto-for-AI (C4AI) vision. The Company formally introduced its Crypto for AI (C4AI) vision, which positions crypto as the financial and economic infrastructure for the emerging agent economy. As part of this vision, Amber plans to host its inaugural C4AI Investor Day in October 2026, where it intends to provide a broader update on the A-Suite roadmap and the development of its agent capabilities.

Throughout the quarter, Amber Premium’s core institutional and high-net-worth client relationships remained resilient despite a softer market environment. Client Assets on Platform stood at approximately US$1.0 billion, with Assets on Platform per active client holding steady at approximately US$1.2 million. In connection with its preparation for upcoming regulatory licensing, the Company made a deliberate decision to streamline certain long-tail retail accounts. This was a proactive portfolio optimization aimed at concentrating resources on higher-value, regulated relationships. The optimization had minimal impact on overall Client Assets on Platform and the core client profile, reinforcing the quality and durability of Amber’s institutional franchise.

1 Client Assets on Platform is defined as the total U.S. dollar equivalent value of client assets as of a specific date.

2 An Active Client is defined as a client who has conducted at least one transaction during any consecutive three months ended as of a specific date, or whose assets under management with the Company greater than US$10 thousand as of a specific date.

3 Cumulative KYC’ed Users is defined as the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date. The Company does not offer or provide any services to registered users who have not successfully completed the Know Your Customer identity verification process.

Share Repurchase Program

On November 26, 2025, the Company announced a share repurchase program authorizing the purchase of up to US$50.0 million of its ADSs over a 12-month period commencing December 1, 2025. As of March 31, 2026, the Company had repurchased a total of 1,973,943 ADSs under this program for an aggregate consideration of approximately US$4.5 million. As of March 31, 2026, approximately US$45.5 million remained available for future repurchases under the program, providing significant capacity for opportunistic repurchases alongside continued growth investment.

First Quarter 2026 Financial Results Summary

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended
(US$ in thousands, except per share data; unaudited)	March 31, 2026	March 31, 2025*	Percentage change	December 31, 2025	Percentage change
Financial Metrics:
Revenue
Wealth Management Solutions	4,257	9,918	(57.1)%	5,935	(28.3)%
Execution Solutions	859	2,674	(67.9)%	3,391	(74.7)%
Payment Solutions	575	797	(27.9)%	1,231	(53.3)%
Sub-total of Amber Premium Business[4]	5,691	13,389	(57.5)%	10,557	(46.1)%
Marketing and Enterprise Solutions	4,337	1,118	287.9%	5,780	(25.0)%
Total revenue	10,028	14,507	(30.9)%	16,337	(38.6)%
Gross profit	6,788	10,948	(38.0)%	12,128	(44.0)%
Operating (loss)/income	(3,192)	848	N/M	1,159	N/M
Net (loss)/income from continuing operations	(3,728)	937	N/M	827	N/M
Diluted net (loss)/income from continuing operations per American Depositary Shares (“ADS”)	(0.04)	0.01	N/M	0.01	N/M
Adjusted EBITDA from continuing operations[5]	(3,190)	1,587	N/M	50	N/M
Adjusted net (loss)/income from continuing operations[5]	(3,502)	1,483	N/M	937	N/M
Diluted adjusted net (loss)/income per ADS from continuing operations[5]	(0.04)	0.02	N/M	0.01	N/M

* On March 12, 2025, iClick Interactive Asia Group Limited completed its merger (the "Merger") with Amber DWM Holding Limited. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025.

Revenue for the first quarter of 2026 amounted to US$10.0 million, compared to US$16.3 million last quarter, mainly influenced by a materially softer digital asset market environment, which resulted in a moderation in transaction volumes across the industry.

4 Amber Premium business comprises our Wealth Management Solutions, Execution Solutions, and Payment Solutions.

5 For more details on these non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

●	Revenue from Wealth Management Solutions was US$4.3 million in the first quarter of 2026, versus US$5.9 million last quarter, due to the external market environment, and our deliberate client base optimization to focus exclusively on high value relationships.

●	Revenue from Execution Solutions was US$0.9 million in the first quarter of 2026, versus US$3.4 million last quarter, respectively, reflecting a pronounced industry-wide contraction in trading volumes and a lower realized fee rate during the quarter.

●	Revenue from Payment Solutions was US$0.6 million in the first quarter of 2026, versus US$1.2 million last quarter, resulting from softer market conditions, partially offset by the ongoing structural growth in stablecoin-based payment flows for risk-off positioning and treasury management.

●	Marketing and Enterprise Solutions revenue was US$4.3 million in the first quarter of 2026, compared to US$5.8 million last quarter, influenced by the seasonality of online spending cycles of consumers and marketers.

Gross profit for the first quarter of 2026 was US$6.8 million, versus US$12.1 million last quarter. Gross profit margin was 67.7% in the first quarter of 2026, versus 74.2% last quarter. The change for this quarter reflected mix dynamics, with our dual products representing a higher share of revenue. We remain focused on advancing long-term growth across all product lines.

Total operating expenses were US$10.0 million in the first quarter of 2026, compared to US$11.0 million last quarter. We streamlined our operational resources strategically, with one of the ways was by integrating MIA, our in-house developed AI agent, into operating segments. During the period, the operating cost from marketing and enterprise solution segment reduced by more than 10.0%, following the integration of AI capabilities into our existing digital marketing business, and transitioning the business toward an AI-driven operating model.

Operating loss was US$3.2 million in the first quarter of 2026, compared to US$1.2 million operating income last quarter, due to the quarter-over-quarter change in gross profit.

Other losses, net were US$0.6 million in the first quarter of 2026, versus US$1.6 million last quarter. The improvement in the first quarter of 2026 was mainly attributable to the decline of fair value loss of crypto assets loan receivables and digital assets, and the net exchange gains this quarter.

Net loss from continuing operations was US$3.7 million in the first quarter of 2026, compared to net income of US$0.8 million last quarter.

Adjusted EBITDA from continuing operations was a loss of US$3.2 million, versus US$50 thousand last quarter. Adjusted net loss from continuing operations was US$3.5 million, versus adjusted net income of US$0.9 million last quarter.

Balance Sheet Highlights

As of March 31, 2026, the Company had cash and cash equivalents, time deposits and restricted cash of US$36.5 million, compared to US$33.9 million as of December 31, 2025.

Operating Data

In addition to the measures presented in our consolidated financial statements, we use the operating metrics listed below to evaluate our business, measure our performance, identify trends and make strategic decisions:

	As of
(US$ in thousands, unless specified)	March 31, 2026	March 31, 2025	Percentage change	December 31, 2025	Percentage change
Operating Metrics[6]:
Cumulative KYC'ed users (in number)	4,401	4,657	(5.5)%	5,229	(15.8)%
Active clients (in number)	840	928	(9.5)%	988	(15.0)%
Client assets on platform	971,412	1,275,364	(23.8)%	1,318,413	(26.3)%

	For the three months ended
	March 31, 2026	March 31, 2025	Percentage change	December 31, 2025	Percentage change
New onboarded KYC'ed users[7] (in number)	109	223	(51.1)%	161	(32.3)%
Execution trading volume[8]	1,236,231	2,454,371	(49.6)%	2,341,376	(47.2)%
Payment trading volume[9]	218,714	281,279	(22.2)%	533,753	(59.0)%

Outlook

Based on the information available as of the date of this press release, the Company provides the following revenue outlook of Amber Premium business:

Second Quarter 2026:

●	Revenue of Amber Premium business is estimated to be between US$9.0 million and US$10.0 million.

Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

6 The operating metrics presented in this press release include operating data from Sparrow business and the Assigned Contracts (as defined below). While the relevant entities were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes assuming the completion of DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, we have obtained certain local regulatory approvals in Singapore and Dubai. For instance, we became a controller in Sparrow Tech Private Limited in April 2025 and Amber Premium FZE received the VASP license from VARA in April 2026. The DWM Asset Restructuring has not been completed. In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited ("WFTL") (the "WFTL Assigned Contracts") effective from January 1, 2025 to October 27, 2025, and our entitlement to 100% of the consolidated net income generated from certain contracts associated with AG Global Technology Limited Inc. ("AGTL") (the "AGTL Assigned Contracts") effective from October 28, 2025 (collectively, the "Assigned Contracts")

7 New onboarded KYC'ed user is defined as the number of clients that completed the Company's Know Your Customer onboarding procedures during the period.

8 Execution trading volume is defined as the total U.S. dollar equivalent value of two-side spot matched trades transacted of crypto assets between a buyer and seller through the Company, and excluding the deposit or withdrawal of crypto assets during the period.

9 Payment trading volume is defined as the total U.S. dollar equivalent value of one-side on/off-ramp through the Company during the period.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 28, 2026 (8:00 PM Singapore time on May 28, 2026). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the Access ID number 13760784. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:

Toll Free: 1-844-539-3703

Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast

https://viavid.webcasts.com/starthere.jsp?ei=1764524&tp_key=aabee98e15

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International: 1-412-317-6671

Replay Pin Number: 13760784

A replay of the call will be available on Thursday, May 28, 2026, after 12:00 PM ET through Thursday, June 11, 2026 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA from continuing operations, adjusted net (loss)/income from continuing operations, and diluted adjusted net (loss)/income from continuing operations per ADS, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA from continuing operations, adjusted net (loss)/income from continuing operations, and diluted adjusted net (loss)/income from continuing operations per ADS help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net (loss)/income. The Company believes that adjusted EBITDA from continuing operations and adjusted net (loss)/income from continuing operations provide useful information about the Company's operating results, enhance the overall understanding of the Company's past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Adjusted EBITDA from continuing operations, adjusted net (loss)/income from continuing operations, and diluted adjusted net (loss)/income from continuing operations per ADS should not be considered in isolation or construed as an alternative to net (loss)/income or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA from continuing operations, adjusted net (loss)/income from continuing operations, and diluted adjusted net (loss)/income from continuing operations per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Important Notice Regarding Preliminary Financial Information

The financial information presented herein is preliminary and unaudited, and is subject to change in connection with the completion of the Company’s financial closing and audit procedures.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Further information regarding these and other risks is included in the Company's annual reports on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited

Media Relations Team

Phone: +65 6022 0228

E-mail: pr@ambr.io | ir@ambr.io

In the United States:

International Elite Capital Inc.

Annabelle Zhang

Phone: +1 (646) 866-7928

E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025
Continuing operations
Revenue	10,028	14,507	16,337
Cost of revenue	(3,240)	(3,559)	(4,209)
Gross profit	6,788	10,948	12,128
Operating expenses
Research and development expenses	(1,541)	(3,383)	(1,201)
Sales and marketing expenses	(2,289)	(743)	(2,074)
General and administrative expenses	(6,150)	(5,974)	(7,694)
Total operating expenses	(9,980)	(10,100)	(10,969)
Operating (loss)/income	(3,192)	848	1,159
Finance income, net	96	38	238
Other (losses)/gains, net	(615)	56	(1,616)
(Loss)/income from continuing operations before share of losses from an equity investee and income tax (expense)/credit	(3,711)	942	(219)
Share of losses from an equity investee	(11)	—	(12)
(Loss)/income from continuing operations before income tax (expense)/credit	(3,722)	942	(231)
Income tax (expense)/credit	(6)	(5)	1,058
Net (loss)/income from continuing operations	(3,728)	937	827
Net income attributable to non-controlling interests	—	—	—
Net (loss)/income from continuing operations attributable to the Company’s ordinary shareholders	(3,728)	937	827

Discontinued operations
Net loss from discontinued operations	(4)	(21)	(258)
Net loss attributable to non-controlling interests	—	15	1
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(4)	(6)	(257)
Net (loss)/income	(3,732)	916	569
Net (loss)/income attributable to the Company’s ordinary shareholders	(3,732)	931	570

Net (loss)/income from continuing operations	(3,728)	937	827
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(417)	—	(1,308)
Comprehensive (loss)/income from continuing operations attributable to the Company's ordinary shareholders	(4,145)	937	(481)

	Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025
Net loss from discontinued operations	(4)	(21)	(258)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	—	—	—
Comprehensive loss from discontinued operations	(4)	(21)	(258)
Comprehensive loss from discontinued operations attributable to noncontrolling interests	—	—	—
Comprehensive loss from discontinued operations attributable to the Company's ordinary shareholders	(4)	(21)	(258)
Comprehensive (loss)/income attributable to the Company's ordinary shareholders	(4,149)	916	(739)
Net (loss)/income from continuing operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.04)	0.01	0.01
— Diluted	(0.04)	0.01	0.01
Weighted average number of ADS used in per share calculation:
— Basic	93,837,525	68,315,567	93,762,225
— Diluted	93,837,525	68,325,051	93,775,581
Net loss from discontinued operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.00)	(0.00)	(0.00)
— Diluted	(0.00)	(0.00)	(0.00)
Weighted average number of ADS used in per share calculation:
— Basic	93,837,525	68,315,567	93,762,225
— Diluted	93,837,525	68,315,567	93,762,225
Net (loss)/income per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.04)	0.01	0.01
— Diluted	(0.04)	0.01	0.01
Weighted average number of ADS used in per share calculation:
— Basic	93,837,525	68,315,567	93,762,225
— Diluted	93,837,525	68,325,051	93,775,581

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Financial Position

(US$’000)

	As of March 31, 2026	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	36,482	33,902
Trade and other receivables	12,994	16,625
Crypto assets loan receivables	30,205	42,141
Digital assets	27,517	45,958
Financial assets at fair value through profits or loss	17,946	22,084
Derivative financial assets	25	316
Amounts due from related parties	48,634	32,341
Collateral receivables	2,298	3,407
Income tax recoverable	134	141
Assets held for sale	13	17
Total current assets	176,248	196,932

Non-current assets
Goodwill	53,136	53,136
Intangible assets	2,806	2,949
Other assets	3,421	3,362
Total non-current assets	59,363	59,447
Total assets	235,611	256,379

Liabilities and equity
Current liabilities
Trade and other payables	11,092	13,427
Collateral payables	14,334	10,941
Contract liabilities	8,555	8,575
Liabilities due to customers	51,177	61,351
Amount due to related parties	44,649	48,031
Derivative financial liabilities	25	316
Lease liabilities	857	867
Income tax payable	512	513
Liabilities held for sale	1,283	1,277
Total current liabilities	132,484	145,298

Non-current liabilities
Lease liabilities	484	722
Other liabilities	47	47
Total non-current liabilities	531	769

Total liabilities	133,015	146,067

Equity
Share capital	86,481	90,061
Accumulated losses	(36,871)	(33,139)
Reserve	52,986	53,390
Total equity	102,596	110,312
Total equity and liabilities	235,611	256,379

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA from continuing operations represents net (loss)/income from continuing operations before (i) depreciation and amortization, (ii) finance income, net, (iii) income tax expense/(credit), (iv) share-based compensation, (v) other gains, net, (vi) unrealized loss in fair value of digital assets, and (vii) cost related to merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from continuing operations from net (loss)/income from continuing operations for the periods indicated:

	Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025
Net (loss)/income from continuing operations	(3,728)	937	827
Add/(less):
Depreciation and amortization	402	137	409
Finance income, net	(96)	(38)	(238)
Income tax expense/(credit)	6	5	(1,058)
EBITDA from continuing operations	(3,416)	1,041	(60)
Add/(less):
Share-based compensation	13	627	(220)
Other gains, net	(515)	(113)	(972)
Unrealized loss in fair value of digital assets	728	—	1,302
Cost related to merger[10]	—	32	—
Adjusted EBITDA from continuing operations	(3,190)	1,587	50

Adjusted net (loss)/income from continuing operations represents net (loss)/income from continuing operations before (i) share-based compensation, (ii) other gains, net, (iii) unrealized loss in fair value of digital assets, and (iv) cost related to merger. There are no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net (loss)/income from continuing operations from net (loss)/income from continuing operations for the periods indicated:

	Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025
Net (loss)/income from continuing operations	(3,728)	937	827
Add/(less):
Share-based compensation	13	627	(220)
Other gains, net	(515)	(113)	(972)
Unrealized loss in fair value of digital assets	728	—	1,302
Cost related to merger[10]	—	32	—
Adjusted net (loss)/income from continuing operations	(3,502)	1,483	937

10 Cost related to the merger relates to legal and professional fees.

The diluted adjusted net (loss)/income from continuing operations per ADS for the periods indicated are calculated as follows:

	Three Months Ended
	March 31, 2026	March 31, 2025	December 31, 2025
Net (loss)/income from continuing operations	(3,728)	937	827
Add: Non-GAAP adjustments	226	546	110
Adjusted net (loss)/income from continuing operations	(3,502)	1,483	937

Denominator for diluted net (loss)/income from continuing operations per ADS – Weighted average ADS outstanding	93,837,525	68,325,051	93,775,581

Denominator for diluted adjusted net (loss)/income from continuing operations per ADS – Weighted average ADS outstanding	93,837,525	68,325,051	93,775,581

Diluted net (loss)/income from continuing operations per ADS	(0.04)	0.01	0.01
Add: Non-GAAP adjustments	0.00	0.01	0.00
Diluted adjusted net (loss)/income from continuing operations per ADS	(0.04)	0.02	0.01